Quantum Computing Inc.

215 Depot Court SE, Suite 215

Leesburg, VA 20175

January 6, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quantum Computing Inc.
Registration Statement on Form S-3
File No. 333-269063

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Quantum Computing Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Tuesday, January 10, 2023, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Quantum Computing Inc.

/s/ Christopher Roberts
Christopher Roberts
Chief Financial Officer